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 FORM 3                                                   OMB APPROVAL
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                                                  OMB Number:          3235-0104
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response ......  0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h)
                     of the Investment Company Act of 1940


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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
 Landes          John        B.               Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)           ImClone Systems Incorporated ("IMCL")  (Month/Day/Year)
     (Last)     (First)     (Middle)          4/3/02                     -------------------------------------  4/11/02
c/o ImClone Systems Incorporated, 6th Floor ---------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. IRS Identification              Person(s) to Issuer            7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
New York          New York    10014           Person, if an entity             Director          10% Owner      Applicable Line)
--------------------------------------        (voluntary)                -----            -----                X    Form filed by
      (City)      (State)      (Zip)       ----------------------------    X   Officer           Other       -----  One Reporting
                                                                         ----- (give      -----  (specify           Person
                                                                               title below)      below)             Form filed by
                                                                          Senior VP, Legal                   -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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 Common Stock                                   289,278                         D
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* Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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
 FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deriv-        ative
                                                                                      ative         Securities:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)

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 Employee Stock Option           (1)       5/26/08     Common Stock      232,129      $5.6875       D
  (right to buy)
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 Employee Stock Option           (2)       12/15/09    Common Stock      24,000       $31.8125      D
  (right to buy)
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 Employee Stock Option           (3)       12/20/10    Common Stock      10,000       $31.8125      D
  (right to buy)
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 Employee Stock Option           (4)       1/16/12     Common Stock      35,000       $30.08        D
  (right to buy)
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 Contract(5)                     (5)       (5)         Common Stock      (5)          (5)           D
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 Contract(6)                     (6)       (6)         Common Stock      (6)          (6)           D
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 Contract(7)                     (7)       (7)         Common Stock      (7)          (7)           D
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Explanation of Responses:

See Attachment
 * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                                                /s/ JOHN B. LANDES                   8/12/02
                                                                                --------------------------       ----------------
                                                                                **Signature of Reporting Person        Date

Note. File three copies of this Form, one of which must be manually signed.                                                Page 2
  If space is insufficient, see Instruction 6 for procedure.

Attachment                          John B. Landes
Reporting Person:                   c/o ImClone Systems Incorporated
Address:                            180 Varick Street, 6th Floor
                                    New York, New York 10014
Issuer and Symbol:                  ImClone Systems Incorporated ("IMCL")
Date of Event Requiring Statement:  4/3/02

Explanation of Responses:

(1) This employee stock option became exercisable as to the original amount in three equal annual installments beginning on May 27, 1999.

(2) This employee stock option became exercisable as to the original amount in two equal annual installments beginning on December 21, 2001.

(3) This employee stock option became exercisable as to the original amount in four equal annual installments beginning on December 21, 2001.

(4) This employee stock option becomes exercisable as to the original amount in two equal annual installments beginning on January 17, 2003.

(5) On July 31, 2000, the Reporting Person entered into a contract ("the Contract") relating to 56,000 shares of common stock of the Issuer (the "Share Amount"), pursuant to which the Reporting Person agreed to make a cash payment to the counterparty under the Contract (the "Counterparty") on July 31, 2002 (the "Settlement Date") as follows:

          (i) if the per share closing price of common stock on the Settlement Date (the "Final Price") is less than $35.78, an amount equal to the Share Amount multiplied by the Final Price;

          (ii) if the Final Price is less than or equal to $50.08 but greater than or equal to $35.78, an amount equal to the Share Amount multiplied by $35.78; and

          (iii) if the Final Price is greater than $50.08, an amount equal to the Share Amount multiplied by the sum of (a) $35.78 plus (b) the excess of the Final Price over $50.08.

     In consideration therefor, the Reporting Person received an aggregate amount equal to $1,653,173.90. The Reporting Person pledged the amount of shares of common stock equal to the Share Amount to secure his obligations under the Contract.

(6) On August 31, 2000, the Reporting Person entered into a contract ("the Contract") relating to 60,000 shares of common stock of the Issuer (the "Share Amount"), pursuant to which the Reporting Person agreed to make a cash payment to the counterparty under the Contract (the "Counterparty") on January 31, 2003 (the "Settlement Date") as follows:

          (i) if the per share closing price of common stock on the Settlement Date (the "Final Price") is less than $48.00, an amount equal to the Share Amount multiplied by the Final Price;

          (ii) if the Final Price is less than or equal to $67.15 but greater than or equal to $48.00, an amount equal to the Share Amount multiplied by $48.00; and

          (iii) if the Final Price is greater than $67.15, an amount equal to the Share Amount multiplied by the sum of (a) $48.00 plus (b) the excess of the Final Price over $67.15.

     In consideration therefor, the Reporting Person received an aggregate amount equal to $2,318,400.00. The Reporting Person pledged the amount of shares of common stock equal to the Share Amount to secure his obligations under the Contract.

(7) On December 6, 2001, the Reporting Person entered into a contract ("the Contract") relating to 40,000 shares of common stock of the Issuer (the "Share Amount"), pursuant to which the Reporting Person agreed to deliver to the counterparty under the Contract on January 9, 2004 (the "Settlement Date") an aggregate number of shares of common stock (or, at the option of the Reporting Person, the cash equivalent of such shares) equal to the product of (i) the Share Amount and (ii) a ratio, which will be determined as follows:

          (a) If the per share closing price of common stock (the "Final Price") on January 6, 2004 (the "Valuation Date") is less than $104.40 (the "Cap Price") but greater than $74.57 (the "Floor Price"), such ratio will be equal to the Floor Price divided by the Final Price;

          (b) if the Final Price is equal to or greater than the Cap Price, such ratio will be equal to the sum of (1) the Floor Price divided by the Final Price and (2) a fraction the numerator of which is equal to the difference between the Final Price and the Cap Price and the denominator of which is equal to the Final Price; and

          (c) if the Final Price is less than or equal to the Floor Price, such ratio will be one.

     In consideration therefor, the Reporting Person received an aggregate amount equal to $2,478,541.46. The Reporting Person pledged the amount of shares of common stock equal to the Share Amount to secure his obligations under the Contract.

     The filing of this statement shall not be deemed an admission that the Reporting Person is the beneficial owner of any securities not held directly for his account for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise.

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